PORTEC RAIL PRODUCTS, INC.

                                           FOIA Confidential Treatment Requested
                                                   by Portec Rail Products, Inc.




VIA EDGAR
                       FOIA Confidential Treatment Request


October 23, 2009

Mr. Lyn Shenk
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

         Re:      Portec Rail Products, Inc.
                  File No: 000-50543
                  Form 10-Q: For the Quarter ended March 31, 2009
                  Form 10-Q: For the Quarter ended June 30, 2009

Dear Mr. Shenk:

     We are in receipt of your letter dated September 29, 2009 providing comments on the referenced filings for Portec Rail Products, Inc. (the "Company"). The Company's responses are set forth below and are keyed to the staff's comment letter.

Form 10-Q:  For the Quarter Ended March 31, 2009

Goodwill and Other Intangible Assets, page 25

     We note your response to our prior comment. However, as stated in our prior comment the factors listed in paragraph 8 of SFAS 144 are examples and are not intended to be an all inclusive list. We believe that the factors listed in our previous letter, which are factors specific to your situation, are changes in circumstances that may indicate that the carrying amount may not be recoverable and that require testing for recoverability under SFAS 144.

Please clarify for us the following points from your response:


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                                           FOIA Confidential Treatment Requested
                                                   by Portec Rail Products, Inc.


o You state that sales to this customer have been affected. Please quantify for us the impact on sales dollars and volume on a quarterly basis beginning with the first quarter of FY2008.

o Please quantify for us the impact on sales price and gross profit margin of the G-van product on a quarterly basis beginning with the first quarter of FY2008.

o You state that you sell more than the G-Van product to this customer. Please provide for a break down of total sales dollars and volume to this customer by product type beginning with the first quarter of 2008.

o You state that the operating location that you sell the G-van product to has not been permanently closed. Please tell us if this location had been temporarily closed and the duration of this closure. Please tell us if this location is currently closed or in operation. Additionally please tell us if you are aware of any future planned shutdowns of this location whether on a temporary or permanent basis.

o You state that there have been no known plans by your customer to discontinue the manufacturing of those vehicles which utilize your products. Please tell us if you are aware of a decrease in the manufacturing of those vehicles which utilize your products. If so, please quantify the estimated impact on your sales of this product.

o You state that the annual future operating cash flows that are necessary to support the net book value of these intangible assets can still be attained despite the lower sales volume in 2009. Please tell us your basis for this statement. Please tell us the nature of the analysis you have performed to support this assertion. Please quantify the results of these analyses for us.

o You state that the G-van product is portable and can be sold to any company. Please tell us the amount of sales to other customers on a quarterly basis beginning with the first quarter of 2008.

In addition, given the known conditions with your customer and the significant declines in SSD sales and operating income in the first and second quarters of 2009 we believe you should have performed impairment testing on the unique customer relationship and patented vehicle restraint technology as of March 31, 2009 and June 30, 2009. Please perform testing and provide us with the results.

Management Response:

     We have gathered the information that you requested consisting of quarterly sales and gross margin amounts for the G-Van product and all other product sales to our customer on a quarterly basis from Q1-2008 to Q2-2009. Please refer to
Exhibit I [redacted] for this data.

                                           FOIA Confidential Treatment Requested
                                                   by Portec Rail Products, Inc.


     Please note that we ship the G-Van product to our customer's Wentzville, Missouri assembly plant. The Wentzville plant has not been closed by our customer. We are not aware of any future planned shutdowns of this location. We are also unaware of any plans to discontinue the manufacturing of those vehicles which utilize our products.

     The Wentzville plant worked two shifts during the first half of 2009, but operated during approximately one half of that time period. We are aware that the plant did not produce vans from June 15 through July 24, 2009. Our customer produced vans in 17 out of the first 32 weeks of this year. Beginning on Monday, July 27, 2009 the plant changed to a continuous one shift operation.

     The Wentzville plant is currently operating one shift per week. It is our understanding that plans are to run the plant at this level for the remainder of 2009, with a partial shutdown for three days during the week of Thanksgiving and for two weeks during the Christmas holiday period. It is also our understanding that in 2010, our customer plans to be on one shift five days per week for this location. The aforementioned changes have been taken into consideration by the Company for forecasting future anticipated sales.

     We indicated in our previous letter that we believed that annual operating cash flows could still be achieved to support the net book value of the subject intangible assets. This belief is based on our experience with discounted cash flow analysis attained from our annual impairment testing and initial valuation engagements, in conjunction with knowing the net book values of the subject intangible assets. No formal analysis was performed to substantiate this assumption.

     We noted in our previous response that the G-Van product was portable and could be sold to any company, although it was currently sold to only one customer. We have recently added an additional customer for this product and have sold $14,850 of product to this customer in the 3rd quarter of 2009.

     You have requested that we perform impairment testing for both the unique customer relationship and patented vehicle restraint technology. We have completed this analysis as of June 30, 2009 and have determined that no impairment of these assets has occurred. Please refer to Exhibit II [redacted] and III [redacted] for the discounted cash flow calculations.

                                      * * *

     The Company hereby acknowledges that:

o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                           FOIA Confidential Treatment Requested
                                                   by Portec Rail Products, Inc.


     We trust that the foregoing is responsive to the Commission's request for information. If there are any questions regarding the above, or if I can be of any assistance to the Commission, please feel free to contact me at 412-782-6000 extension 4202. Thank you for your consideration and cooperation.




                                                   Very truly yours,


                                                   /s/ John N. Pesarsick
                                                   John N. Pesarsick
                                                   Chief Financial Officer
                                                   Principal Accounting Officer


cc:   Alan Schick, Esq.

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                                    EXHIBIT I
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                                    EXHIBIT II
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                                    EXHIBIT III
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